EXHIBIT 99.1
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NEWS RELEASE                                         [GRAPHIC OMITTED]
FOR IMMEDIATE RELEASE                                [LOGO - ARC ENERGY TRUST]
APRIL 1, 2005
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ARC RESOURCES  LTD. / ARC ENERGY TRUST  ANNOUNCE THE APRIL 2005
INCREASE TO THE ARX  EXCHANGEABLE  SHARES  EXCHANGE  RATIO

CALGARY, APRIL 1, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.71265 to 1.72697. Such increase will be effective on April 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

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                                                         10 day Weighted                                                Exchange
                                        ARC Energy       Average Trading                                                Ratio as
  Record Date of ARC       Opening         Trust         Price of AET.UN     Increase in    Effective Date of the          of
     Energy Trust         Exchange     Distribution   (Prior to the end of    Exchange      Increase in Exchange        Effective
     Distribution           Ratio        per Unit          the Month)         Ratio **              Ratio                 Date
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    March 31, 2005         1.71265         $0.15           17.9336            0.01432           April 15, 2005          1.72697
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** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600             Fax: (403) 509-6417

APRIL 1, 2005
PRESS RELEASE
PAGE 2

                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9